2/15


05005746

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Crystal Graphite Corp.

*CURRENT ADDRESS


PROCESSED
FEB 16 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1021 FISCAL YEAR 8/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE: 2/15/05

82-1021

ARLS
8-31-04



CRYSTAL GRAPHITE CORPORATION


SEC MAIL PROCESSING
RECEIVED
FEB 01 2005
WASH. D.C.
202
SECTION

ANNUAL REPORT 2004

Staley, Okada & Partners
CHARTERED ACCOUNTANTS

Suite 400 - 889 West Pender Street
Vancouver, BC Canada V6C 3B2
Tel 604 694-6070
Fax 604 585-3800
info@staleyokada.com
www.staleyokada.com

ADITORS' REPORT

To the Shareholders of Crystal Graphite Corporation:

We have audited the consolidated balance sheet of Crystal Graphite Corporation (An Exploration Stage Company) as at 31 August 2004 and 2003, the consolidated statements of shareholders' equity, loss and cash flows for the three years ended 31 August 2004, 2003 and 2002 and cumulative from date of reorganization (31 August 1994) to 31 August 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at 31 August 2004 and 2003, the changes in shareholders' equity, the results of its operations and its cash flows for the years ended 31 August 2004, 2003 and 2002 and cumulative from date of reorganization (31 August 1994) to 31 August 2004, in accordance with Canadian generally accepted accounting principles.

"Staley, Okada & Partners"

Vancouver, B.C.
8 December 2004

STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

Crystal Graphite Corporation
(An Exploration Stage Company)

Statement 1

Consolidated Balance Sheet

As at 31 August
Canadian Funds

ASSETS		2004		2003
Current				
Cash and term deposits	$	20,898	$	16,091
GST recoverable		54,061		19,257
Accounts receivable		257,097		-
Due from related parties *(Note 11a)*		263,000		-
Inventory		421,005		-
Prepaid expenses, advances and deposits		27,861		19,126
		1,043,922		54,474
Investments		3,263		3,263
Prepaid Mineral Property Costs		10,288		-
Mineral Property Costs -*Schedule (Note 5)*		16,241,072		7,009,943
Property, Plant and Equipment *(Note 6)*		1,570,912		1,242,447
Reclamation Bonds		414,500		390,000
	$	19,283,957	$	8,700,127

LIABILITIES		2004		2003
Current				
Cheques issued in excess of funds on deposit	$	-	$	34,974
Accounts payable and accrued liabilities		593,899		569,822
Employee deductions payable		115,135		-
Line of credit *(Note 11c)*		54,543		-
Demand debenture *(Note 7)*		3,589,360		-
Due to Related Party *(Note 11b)*		37,606		-
Current portion of long-term debt		9,000		-
		4,399,543		604,796
Convertible Debentures *(Note 9)*		-		68,333
Long-term Debt *(Note 8)*		10,525		-
Asset Retirement Obligations		159,500		-
Continued Operations *(Note 1)*				
Commitments *(Note 12)*				
SHAREHOLDERS' EQUITY				
Share Capital -*Statement 2 (Note 10)*		28,340,361		18,661,532
Deficit - *Statement 2*		(13,625,972)		(10,634,534)
		14,714,389		8,026,998
	$	19,283,957	$	8,700,127

ON BEHALF OF THE BOARD:

"Gordon Sales"

______________________________, Director

"Brian Wear"

______________________________, Director

- See Accompanying Notes -

Crystal Graphite Corporation
(An Exploration Stage Company)

Statement 2

Consolidated Statement of Shareholders' Equity

Canadian Funds

	Common Shares				Accumulated		
	Shares		Amount		Deficit		**Total**
Balance - 31 August 2001	22,354,714	$	17,894,782	$	(7,274,485)	**$**	**10,620,297**
Loss for the year - *Statement 3*	-		-		(1,913,120)		**(1,913,120)**
Balance - 31 August 2002	22,354,714		17,894,782		(9,187,605)		**8,707,177**
Issuance of shares for:							
Exercise of options	1,000,000		148,250		-		**148,250**
Conversion of debentures	990,004		372,600		-		**372,600**
Stock compensation equity	-		245,900		-		**245,900**
Loss for the year - *Statement 3*	-		-		(1,446,929)		**(1,446,929)**
Balance - 31 August 2003	24,344,718		18,661,532		(10,634,534)		**8,026,998**
Issuance of shares for:							
Acquisition of Canada Pumice Corporation ("CPC")							
- Shares issued to vendor	15,345,000		6,905,250		-		**6,905,250**
- Commitment fees on acquisition financing	1,500,000		900,000		-		**900,000**
- Finders fee on acquisition	155,000		93,000		-		**93,000**
Commitment fees on financing	500,000		135,500		-		**135,500**
Conversion of debentures	251,062		69,543		-		**69,543**
Exercise of options	3,455,000		1,298,044		-		**1,298,044**
Exercise of warrants	15,990		5,167		-		**5,167**
Loan arrangements	85,000		16,260		-		**16,260**
Private placements	780,045		211,392		-		**211,392**
Settlement of debt	75,000		20,325		-		**20,325**
Shares repurchased and returned to treasury	(2,107,144)		(947,745)		-		**(947,745)**
Stock compensation equity	-		972,093		-		**972,093**
Loss for the year - *Statement 3*	-		-		(2,991,438)		**(2,991,438)**
Balance - 31 August 2004	44,399,671	$	28,340,361	$	(13,625,972)	**$**	**14,714,389**

- See Accompanying Notes -

Crystal Graphite Corporation
(An Exploration Stage Company)

Statement 3

Consolidated Statement of Operations

For the Years Ended 31 August
Canadian Funds

	Cumulative From Date of Reorganization (31 August 1994) to 31 August 2004	**2004**	2003	2002
Sales	$ 449,427	$ **449,427**	$ -	$ -
Cost of Sales	336,788	**336,788**	-	-
Gross Margin	112,639	**112,639**	-	-
Expenses				
Accounting and audit	219,247	**42,269**	44,700	88,832
Advertising and promotion	38,604	**17,535**	2,344	6,507
Amortization	366,065	**35,022**	6,694	8,506
Automobile	78,479	**16,182**	5,912	485
Bad debt (recovery)	(2,657)	**(2,657)**	-	-
Consulting	129,914	**10,000**	1,684	400
General and administrative	472,133	**129,820**	65,067	86,420
Legal	798,273	**95,842**	55,130	350,190
Listing and filing	103,648	**14,613**	7,722	6,456
Marketing	1,040,218	**229,202**	458,010	163,701
Occupancy costs	314,538	**76,720**	59,477	60,088
Research and development	25,492	**25,492**	-	-
Shareholders' information and investor relations	577,929	**149,457**	165,693	122,602
Transfer agent	126,497	**44,761**	8,691	36,854
Travel	424,652	**65,928**	75,987	136,379
Wages, benefits and subcontractors	3,040,851	**1,635,448**	363,957	410,687
	7,753,883	**2,585,634**	1,321,068	1,478,107
Loss Before the Following	(7,641,244)	**(2,472,995)**	(1,321,068)	(1,478,107)
Other Income (Expenses)				
Write-down of investments	(485,022)	-	(3,613)	(481,409)
Write-off of exploration costs on outside properties and properties abandoned	(1,836,777)	-	-	-
Gain (loss) on disposition of property, plant and equipment	(17,362)	-	-	3,949
Financing fees	(195,321)	**(195,321)**	-	-
Finders fees	(62,250)	-	(62,250)	-
Interest on loans and debentures	(346,278)	**(302,689)**	(43,589)	-
Interest on long-term debt	(1,986)	**(1,986)**	-	-
Interest and bank charges, *net*	155,280	**(6,971)**	(2,027)	52,262
Capital tax	(36,934)	-	(3,553)	(19,028)
Gain (loss) on foreign exchange	183,697	**(11,476)**	(10,829)	9,213
Loss for the Period	$ (10,284,197)	$ **(2,991,438)**	$ (1,446,929)	$ (1,913,120)
Loss per Share - Basic and Diluted		$ **(0.09)**	$ (006)	$ (009)
Weighted Average Number of Shares		**32,500,491**	22,839,098	22,354,714

- See Accompanying Notes -

Crystal Graphite Corporation

(An Exploration Stage Company)

Statement 4

Consolidated Statement of Cash Flows

For the Years Ended 31 August

Canadian Funds

Cash Resources Provided By (Used In)	Cumulative From Date of Reorganization (31 August 1994) to 31 August 2004	2004	2003	2002
Operating Activities				
Loss for the period	$ (10,284,197)	$ **(2,991,438)**	$ (1,446,929)	$ (1,913,120)
Item not affecting cash				
Write-down of investments	485,022	**-**	3,613	481,409
Write-off of exploration costs on outside properties and properties abandoned	1,836,777	**-**	-	-
Accrued interest on debenture, *net*	37,468	**11,368**	26,100	-
Gain (loss) on disposition of property, plant and equipment	17,362	**-**	-	(3,949)
Amortization	366,065	**35,022**	6,694	8,506
Financing fees paid in shares	151,760	**151,760**	-	-
Stock compensation expense	1,217,993	**972,093**	245,900	-
Changes in non-cash working capital	366,709	**(160,455)**	957,224	(690,071)
	(5,805,041)	**(1,981,650)**	(207,398)	(2,117,225)
Investing Activities				
Mineral property costs	(7,610,636)	**(445,629)**	(539,099)	(1,040,447)
CPC acquisition costs	(190,056)	**(190,056)**	-	-
Promissory notes receivable	(88,285)	**-**	-	(6,645)
Long-term investments	(400,000)	**-**	-	-
Purchase of property, plant and equipment	(3,390,756)	**(406,095)**	(6,651)	(382,323)
Proceeds on sale of equipment	46,097	**-**	-	3,949
Purchase of reclamation deposit	(390,000)	**-**	-	(343,977)
	(12,023,636)	**(1,041,780)**	(545,750)	(1,769,443)
Financing Activities				
Repayment of bank indebtedness	(368,173)	**(368,173)**		-
Proceeds from demand debenture, *net*	3,689,360	**3,589,360**		-
Proceeds from convertible debentures	1,100,186	**5,000**	590,000	-
Convertible debentures repaid	(211,834)	**(36,667)**	(175,167)	-
Long-term debt	(7,199)	**(7,199)**	-	-
Advances to related parties, net	(712,222)	**(712,222)**	-	118,262
Share capital issued for cash	14,193,568	**588,367**	148,250	-
	17,683,686	**3,058,466**	563,083	118,262
Net Increase (Decrease) Cash	(144,991)	**35,036**	(190,065)	(3,768,406)
Cash acquired on CPC acquisition	4,745	**4,745**	-	-
Cash position - Beginning of period	161,144	**(18,883)**	171,182	3,939,588
Cash Position - End of period	$ 20,898	$ **20,898**	$ (18,883)	$ 171,182
Cash Consists of:				
Cash and term deposits	$ 20,898	$ **20,898**	$ 16,091	$ 171,182
Cheques issued in excess of funds on deposit	-	**-**	(34,974)	-
	$ 20,898	$ **20,898**	$ (18,883)	$ 171,182
Supplemental Schedule of Non-Cash Consideration				
Asset retirement costs	$ 159,500	$ **159,500**	$ -	$ -
Shares issued for property and equipment	$ 284,000	$ **-**	$ -	$ -
Shares issued for acquisition of CPC	$ 7,898,250	$ **7,898,250**	$ -	$ -
Shares issued for convertible debentures	$ 420,634	$ **48,034**	$ 372,600	$ -
Shares issued for settlement of debt	$ 575,511	$ **20,325**	$ -	$ -
Shares received for settlement of debt	$ 88,285	$ **-**	$ -	$ 88,285
Shares issued for financing fees	$ 151,760	$ **151,760**	$ -	$ -
Stock compensation	$ 1,223,326	$ **972,093**	$ 245,900	$ -

- See Accompanying Notes -

Crystal Graphite Corporation

(An Exploration Stage Company)

Schedule

Consolidated Schedule of Mineral Property Costs

For the Years Ended 31 August

Canadian Funds

	2004	2003
Direct - Mineral		
Black Crystal Property, Nelson, B.C.		
Deferred exploration costs		
Amortization	$ 158,350	$ 210,884
Asset retirement costs	135,000	-
B.C. Mineral Exploration Tax Credit	-	13,584
Bulk sampling recovery	-	(13,866)
Crushing, screening and grinding	1,436	29,616
Environmental engineering	5,407	11,328
Field and general	121,912	161,577
Freight	7,439	2,616
Health and safety	2,099	3,083
Laboratory and assay	-	11,643
Mine administration	15,310	3,476
Repairs and maintenance	50,598	72,879
Telecommunications	7,865	4,888
Transportation and hauling	37,337	43,904
Travel, meals and accommodation	26,564	21,937
Wages, benefits and subcontractors	159,374	173,543
	728,691	751,092
Nazko Cone Property, Quesnel, B.C.		
Acquisition costs	8,502,438	-
Costs for the Period	9,231,129	751,092
Balance - Beginning of period	7,009,943	6,258,851
Balance - End of Period	$ 16,241,072	$ 7,009,943

- See Accompanying Notes -

---

1. Continued Operations

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years, is currently unable to self-finance operations, and has a working capital deficiency of $3,355,621 and a deficit of $13,625,972.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events that raise doubts about the validity of the going concern assumption used in preparing these financial statements.

The Company is planning to meet its current obligations by raising funds via private placements, and/or securing further debt financing. The Company's continued existence is dependent upon its ability to obtain additional financing and continued support of its debtors and/or achieve profitable operations.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

---

2. Significant Accounting Policies

a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiaries as follows:

- Canada Pumice Corporation ("CPC"), which was acquired by the Company on 28 April 2004 *(Note 4)* and CPC's wholly-owned inactive subsidiaries, Volcanic & Industrial Minerals Inc. and Cariboo Lava Corp. Results of operation are included from the date of acquisition.

These investments have been accounted for using the purchase method.

b) Cash and Short-Term Investments

For purposes of reporting cash flows, the company considers cash and short-term investments to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of three months or less. The company places its cash and cash investments with institutions of high-credit worthiness. At times, such investments may be in excess of federal insurance limits.

c) Inventory

Inventory, consisting primarily of stockpiled lava rock processed to various stages, is stated at the lower of average production cost and net realizable value.

2. Significant Accounting Policies - *Continued*

d) Investments

Investments, in which the company has less than a 20% interest and where the company has no significant influence, are recorded at the lower of cost or market value. Investments are written down to market value when the decline in market value is deemed to be other than temporary.

e) Mineral – Change in Accounting Policy

The company is in the process of exploring and developing its mineral properties.

Mineral exploration, development costs and amortization on mining equipment and on-site buildings are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned. Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the proven and probable ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The company has investigated title to all of its mineral properties and, to the best of its knowledge; title to all of its properties is in good standing.

Effective 1 September 2003, the Company prospectively adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section ("HB") 3063 "Impairment of Long-Lived Assets", which requires that an impairment loss be recognized if the carrying value of a long-lived asset exceeds its fair market value. An estimate of fair market value is undertaken annually and the impairment loss, if any, is charged to earnings. There were no impairment losses recorded during fiscal 2004. Management's estimates of resources, inventories and reclamation costs are subject to risks and uncertainties that may affect its assessment of the recoverability of mineral property costs.

f) Environmental Expenditures and Closure Costs – Change in Accounting Policy

The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable. The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

2. Significant Accounting Policies - *Continued*

f) Environmental Expenditures and Closure Costs – *Continued*

Effective 1 September 2003, the Company elected early implementation of CICA HB 3110 "Asset Retirement Obligations", whereby the Company prospectively recognizes asset retirement obligations in the period in which they are incurred, if a reasonable estimate of fair market value can be made. The asset retirement costs are capitalized as part of the carrying amount of the long-term asset to be amortized over the estimated remaining useful life of the asset and the associated liability is recorded until settlement of the obligation. As a result of the adoption of this accounting standard, the carrying value of the Black Crystal property and the corresponding asset retirement obligation was increased by $135,000 during the year ended 31 August 2004. The estimated closure costs of $24,500 associated with the Nazko Cone property at the time of acquisition was recognized in full as part of the acquisition cost.

g) Property, Plant and Equipment and Amortization

Property, Plant and Equipment is valued at cost less accumulated amortization. The company provided for amortization on the declining balance method as follows:

- Beneficiation Plant - 30%
- Bagging Plant – 30%
- Machinery and equipment - 30%
- Buildings - 30%
- Technical instruments - 30%
- Concrete forms – 20 years straight-line
- Office furniture - 20%
- Computer hardware - 30%
- Vehicle - 30%
- Computer software - 100%

One-half of the above rate is taken in the year of acquisition.

h) Income Taxes

Income taxes are accounted for using the asset and liability method. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

i) Share Capital

Proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

Share capital issued for non-monetary consideration is recorded at an amount based on estimated fair market value.

2. Significant Accounting Policies - *Continued*

j) Stock-Based Compensation – Change in Accounting Policy

The Company has adopted the recommendations of CICA HB 3870, "Stock-based compensation and other stock-based payments". This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro forma disclosure was acceptable for awards made to employees.

As encouraged by CICA HB 3870, the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees for the current fiscal year beginning 1 September 2003.

k) Foreign Exchange

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year-end are included in earnings.

l) Revenue Recognition

Revenue is recorded once there is persuasive evidence that an arrangement exists; product has been transferred to the purchaser; the selling price is fixed and determinable; and collectability is reasonably assured.

m) Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

n) Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

o) Cumulative Figures

The figures provided for cumulative purposes represents the figures from the date of the company's reorganization (31 August 1994) to 31 August 2004.

3. Fair Value of Financial Instruments

The company's financial instruments consist of cash and term deposits, GST recoverable, accounts receivable and advances, amounts due to/from related parties, accounts payable, employee deductions payable, line of credit, demand debenture and long-term debt. Currency fluctuations may affect the cash flow that the company may realize from its operations, since graphite is sold in the world market denominated in U.S. dollars, while the company's costs are incurred in Canadian and U.S. currencies. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4. Acquisition of Subsidiary

On April 28, 2004 the Company purchased a British Columbia company named Canada Pumice Corporation ("CPC"), and its two inactive subsidiaries, Volcanic & Industrial Minerals Inc. and Cariboo Lava Corporation. CPC produces volcanic rock material including pumice and scoria at its Nazko Cone quarry near Quesnel, British Columbia. CPC is now a wholly owned subsidiary of the Company by the acquisition of 100% of the issued and outstanding shares of CPC in exchange for 15,345,000 shares of the Company. A finder's fee of 155,000 common shares was paid to an unrelated party on this acquisition.

The purchase method of accounting has been applied with the shares issued as consideration being recorded at $6,905,250, that being the value of the shares given up after considering price fluctuations, liquidity issues and exchange rates. In addition, all legal, financing, accounting and consulting fees relating to the acquisition have been added as part of the purchase cost.

Details are as follows:

Shares issued to the vendor	$	6,905,250
Shares issued for financing		900,000
Shares issued for finder's fee		93,000
Legal fees		77,419
Financing fees		57,517
Accounting fees		37,175
Consulting fees		17,945
	$	8,088,306

4. Acquisition of Subsidiary - *Continued*

At the date of the acquisition, the value of the identifiable net assets of CPC was as follows:

ASSETS		
Cash	$	4,745
Accounts receivable		135,316
Inventory		434,602
		574,663
Mineral property costs		8,502,438
Property, plant and equipment, *at net book value*		115,742
Reclamation deposit		24,500
	$	9,217,343
LIABILITIES		
Bank overdraft	$	368,173
Accounts payable and accrued liabilities		78,963
Employee deductions payable		62,143
Line of credit		81,706
Due to related parties		486,828
Current portion of long-term debt		13,446
		1,091,259
Long-term debt		13,278
Asset retirement obligation		24,500
	$	1,129,037
Total Purchase Price	$	8,088,306

The excess value of the consideration given up has been allocated to mineral property costs.

5. Mineral Property Costs

a) Details are as follows:

		2004		2003
Black Crystal Property, Nelson, B.C.				
Acquisition costs	$	618,927	$	618,927
Exploration costs		7,119,707		6,391,016
		7,738,634		7,009,943
Nazko Cone Property, Quesnel, B.C.				
Acquisition costs		8,502,438		-
	$	16,241,072	$	7,009,943

b) Black Crystal Property

The Company has a 100% interest in certain mineral claims known as the Black Crystal property, located in the Slocan Mining Division in British Columbia.

The property is subject to a 20% gross profit royalty for a period up until 25 August 2010 to a maximum of $1,700,000. The royalty is defined as 20% of the gross receipts from sales received from the product of the property less direct operating costs.

During the year, due to the Company adopting CICA HB 3110 *(Note 2f)* regarding asset retirement obligations, $135,000 has been recorded to the carrying value of the property, that being management's estimate of future mine closure costs for the Black Crystal property.

The Black Crystal property is in the preproduction stage as there have been no material sales to date.

c) Nazko Cone Property

The Company, through its wholly-owned subsidiary, owns certain mineral rights and tenures within properties known as the Klara claims comprising approximately 3,000 acres (48 units) including and surrounding an extinct volcano referred to as the Nazko Cone, located in the proximity of Quesnel, British Columbia. In conjunction with these claims, the Company holds two 30 year, renewable mine leases with a quarry permit for the life of the quarry. At current licensing, this allows the Company to extract up to 100,000 metric tons of volcanic aggregate per year from the Nazko Cone deposit.

The Nazko Cone property is a producing property. All of the Company's revenue in the current year is from the Nazko Cone property operations.

6. Property, Plant and Equipment

Property, Plant and Equipment is recorded at cost. Details are as follows:

	Cost	Accumulated Amortization	**2004 Net Book Value**	2003 Net Book Value
Beneficiation plant	$ 1,410,352	$ 683,885	**$ 726,467**	$ 726,467
Bagging plant *- under construction*	21,722	-	**21,722**	-
Machinery and equipment	1,805,660	1,212,539	**593,121**	326,157
Buildings	191,286	133,858	**57,428**	80,815
Technical instruments	156,024	104,175	**51,849**	67,180
Concrete forms	11,525	97	**11,428**	-
Office furniture	64,811	44,439	**20,372**	17,196
Computer hardware	47,802	29,807	**17,995**	13,913
Vehicles	225,859	156,345	**69,514**	10,507
Computer software	14,013	12,997	**1,016**	212
	$ 3,949,054	$ 2,378,142	**$ 1,570,912**	$ 1,242,447

7. Demand Debenture

By a loan agreement dated 25 September 2003, the Company secured financing in the form of a demand debenture for an amount of $1,000,000 from an unrelated party, (who subsequently became a director of the Company), of which $150,000 was set up as an interest reserve to service the monthly interest instalments. The debenture bore interest at a rate of 15% per annum, compounded monthly, and was repayable on 26 September 2004. The Company paid a non-refundable application fee of $10,000 and issued 500,000 common shares of the Company valued at $135,500 to the lender as a non-refundable commitment and funding fee.

By a loan agreement dated 7 May 2004, the Company secured additional financing in the form of a demand debenture by cancelling the first debenture for a new debenture in the amount of $4,000,000, from a company controlled by a director, of which $600,000 was set up as an interest reserve to service the monthly interest instalments. The debenture bears interest at a rate of 15% per annum, compounded monthly, and is repayable on 7 May 2005. The Company paid a non-refundable application fee of $20,000 and issued 1,500,000 common shares of the Company valued at $900,000 to the lender as a non-refundable commitment and funding fee for the new debenture. The Company also paid a three-month interest penalty of $37,500 as a result of the early redemption of the first debenture. The new debenture provides for a first registered charge on the land and a general first floating charge on all other assets of the Company. The application fee, the commitment and funding fee and the interest penalty have been recorded towards the acquisition of CPC as it was this funding that enabled the acquisition to complete.

Details of the demand debenture and interest reserve account as at 31 August 2004 are as follows:

Proceeds from demand debenture	$ 4,000,000
Balance of interest reserve held by the lender	(410,640)
	$ 3,589,360

7. Demand Debenture - *Continued*

The Company may elect to extend the term of the debenture for a further twelve months at the option of the Lender. The Company can pay off the debenture prior to the due date, in whole or part, subject to a three-month interest penalty. If the Company secures new financing, 25% of the net proceeds shall be applied to the debenture.

During the year the Company paid $284,679 in interest on the two debentures in addition to the fees and penalties mentioned above. During the same period the Company earned $4,522 on the monies held in the interest reserve account.

8. Long-term Debt

The Company has an automobile loan, payable at $876 per month including interest; secured by specific automobile equipment.

Details are as follows:

GMAC financing	$	19,525
Less: current portion		(9,000)
	$	10,525

9. Convertible Debentures

a) In December 2002, the Company completed a convertible debenture private placement of 350,000 debenture units at a price of $0.50 per unit for total proceeds of $175,000. The debenture bore interest after 1 April 2003 at a rate of 1% per month. Related parties subscribed for 100,000 units.

During the year, the Company issued 35,000 bonus shares to certain debenture holders for loan arrangements with the Company at a price of $0.271 per share. 10,000 shares were issued to an officer and a relative of a director.

During the year, the Company paid out $16,666 plus interest to certain debenture holders in cash. The balance of $51,667 plus accrued interest of $12,500 was settled by issuing 236,776 units to the remaining holders. An additional 14,286 units were issued to another debenture subscriber for $5,000 plus interest under the same terms as the original private placement. One unit was issued for each $0.271 of outstanding debenture. Each unit consists of one share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company at a purchase price of US$0.25 for a two-year period expiring 20 October 2005. 79,950 shares were issued to an officer and a relative of a director.

b) In March 2003, the Company completed a private placement of convertible debentures for total proceeds of $415,000. The debentures bore interest at 8% per annum.

During August 2003, the Company repaid $68,500 plus accrued interest of this debenture in cash. The balance of $346,500 plus imputed interest of $26,100 was converted into 990,004 common shares. Financing fees in the amount of $62,250 were paid to unrelated parties in connection with this convertible debenture private placement during the prior fiscal year.

During the year, 57,144 common shares were returned to the Company in exchange for the original principal amount of $20,000 plus accrued interest.

10. Share Capital

a) Authorized Share Capital

The Company's authorized share capital consists of 250,000,000 common shares without par value.

b) Private Placement

During the year, the Company issued 780,045 units to two directors and a relative of a director by private placement for gross proceeds of $211,392. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company at a purchase price of US$0.25 for a two-year period expiring 20 October 2005.

c) Shares for Debt

During the year, the Company issued 75,000 units in settlement of certain trade payables in the amount of $20,325. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company at a purchase price of US$0.25 for a two-year period expiring 20 October 2005.

d) Bonus Shares

During the year, the Company issued 50,000 bonus shares to a third party for arranging loans for the Company at a price of US$0.10. 35,000 bonus shares were also issued to debenture holders *(Note 9a)*.

e) Cancelled Shares

During the year, the Company repurchased 2,107,144 of its common shares for a value of $947,745. The repurchased shares were subsequently cancelled.

f) Share Purchase Options

As at 31 August 2004, the following share purchase options were outstanding:

	Shares	Exercise Price	Expiry Date
Options	25,000	CDN $ 0.68	18 March 2006
	25,000	CDN $ 0.81	23 May 2006
	50,000	CDN $ 1.08	13 August 2006
	570,000	CDN $ 0.68	29 October 2006
	545,000	CDN $ 0.68	29 October 2006
	1,475,000	US $ 0.20	18 September 2008
	2,690,000		

g) Share Purchase Warrants

As at 31 August 2004, the following share purchase warrants were outstanding:

	Shares	Exercise Price	Expiry Date
Warrants	1,075,831	US $ 0.25	30 September 2005

10. Share Capital - *Continued*

h) Stock-Based Compensation

On 18 September 2003, the Company granted 2,880,000 share-purchase stock options to directors, officers, employees and a consultant. Of the options granted, 2,575,000 options were granted to directors, officers and employees and are exercisable at a price of US$0.20 per share for a 5 year period expiring 18 September 2008. The remaining 305,000 options were granted to a consultant and are exercisable at a price of US$0.20 per share for a one-year period expiring 18 September 2004.

For non-employees, the stock option grant results in a compensation expense of $7,409, which has been recorded in marketing fees. For employees and directors, the stock option grant results in a compensation expense of $226,598, which has been recorded in wages and benefits. The offsetting entries are to share capital.

The fair value of each option grant is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	3.59%
Expected dividend yield	Nil
Expected stock price volatility	72%
Expected life of options	4.6 years

On 28 April 2004, the Company granted 2,000,000 share-purchase stock options to the former principal of CPC as part of the new management agreement *(Note 12d)*. The options granted are exercisable at a price of $0.45 per share for a 5-year period expiring 28 April 2009.

The stock option grant results in a compensation expense of $738,086, which has been recorded in wages and benefits. The offsetting entry is to share capital.

The fair value of the option grant is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate	3.81 %
Expected dividend yield	Nil
Expected stock price volatility	131%
Expected life of options	1 year

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

11. Related Party Transactions

Except as disclosed elsewhere in these financial statements, related party transactions are as follows:

a) On 28 April 2004 in conjunction with the CPC acquisition, the Company loaned the former principal of CPC and current director of the Company $263,000. The loan is non-interest bearing, secured by 355,500 escrow shares of the Company and due after 1 October 2005. If there is a default on the loan, the Company's only recourse is to keep the shares held in escrow. As at 31 August 2004, the market value of the escrow shares is $202,635.

b) As at 31 August 2004, $37,606 (2003 – $nil) is payable to a director or a company controlled by a director. The amounts are non-interest bearing, unsecured and due on demand.

c) During the year, the Company utilized certain personal credit cards of a director for a source of additional short term financing. The Company has disclosed the balance owing from cash advances as at 31 August 2004 in the amount of $54,543 as line of credit under current assets. The interest rates range from 3.99% to 14.25%. The monthly minimum repayments range from approximately 1% of principal plus interest to 2% of principal plus interest.

d) During the year, fees for marketing services in the amount of $43,307 (2003 - $93,864; 2002 - $91,621) were paid to a company controlled by a director of the Company.

e) During the year, rent in the amount of $35,500 (2003 - $nil; 2002 - $nil) was paid to a director or a company controlled by a director of the Company, in respect of the CPC operations.

f) During the year, management wages of $345,920 (2003 - $317,339; 2002 – $314,420) were paid or accrued to directors and officers.

g) During the year, wages of $120,000 (2003 - $15,000; 2002 - $nil) were paid or accrued to an officer of the Company for corporate development.

h) During the year, interest of $5,000 (2003 - $10,334; 2002 - $nil) was paid or accrued to a director and officer and a relative of a director.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12. Commitments

a) The Company has a lease for premises expiring 13 November 2004.

Minimum basic rent is as follows:

	Amount
2005	$ 11,649

In addition to the basic rent, the Company is responsible for its proportionate share of property taxes and operating costs.

12. Commitments - *Continued*

b) The Company has lease agreements for office equipment and automotive equipment with terms ranging up to 42 months. Minimum basic charges are as follows:

		Amount
2005	$	96,548
2006		93,356
2007		91,079
2008		22,307
2009		7,181
	$	310,471

c) By agreement dated 30 April 2004, the Company entered into a ten-year Ground and Equipment Lease with a company controlled by a director and officer. The annual minimum basic rent payments are $82,500 triple net, payable in equal monthly installments of $6,875. This agreement is renewable for three additional terms of ten years with mutual consent on the same terms and conditions as the original term, except for the amount of annual basic rent payable, which will be adjusted to fair market value.

In addition to the basic rent, the Company is responsible for its proportionate share of property taxes and operating costs.

d) By agreement dated 28 April 2004, the Company entered into a five-year Management Agreement with a director and officer of the Company. Compensation is a base fee of $15,000 per month plus incentive fees as determined by the board. The Company is also required to obtain disability and life insurance as outlined in the agreement. This agreement will renew automatically for subsequent two-year periods on the same terms and conditions as the original term. The Company may terminate the agreement at the end of a term with 90 days notice. Commencing on the first anniversary of this agreement, if the agreement is terminated, there shall be a termination fee equal to the sum of:

- extension of any outstanding stock options for a period of one year after termination; plus
- the greater of:
  i. the aggregate remaining base fee for the unexpired remainder of the term; or
  ii. Six months of base fee plus one month of base fee for each year, or portion thereof served.

13. Supplemental Information to the Statement of Cash Flows

Details are as follows:

		2004		2003		2002
Interest paid	**$**	**291,321**	$	17,489	$	1,395
Taxes paid	**$**	**Nil**	$	Nil	$	Nil

14. Income Taxes

The company has incurred non-capital losses of approximately $4,226,420 that may be carried forward and used to reduce taxable income in future years.

The company has incurred certain resource-related expenditures of approximately $8,816,000 that may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

The resource deductions have no expiry date whereas the non-capital losses carried forward expire as follows:

	Amount
2009	$ 1,427,154
2010	1,152,463
2011	1,646,803
	$ 4,226,420

The potential future tax benefits of these non-capital losses and the resource expenditures have not been reflected in the accounts of the company.

15. Comparative Figures

Certain of the prior years figures, shown for comparative purposes, have been reclassified to conform with the presentation used in the current year.

16. Subsequent Events

a) On 6 October 2004, the Company completed a debenture financing of $300,000 at an interest rate of 1% per month calculated and payable monthly in arrears. The principal will be due and payable by the Company to the Lender in full on demand on or after the one-year anniversary date (the "Due Date") or on any acceleration of the Due Date. In addition, the Company has agreed that on or before ten (10) days following receipt of funds from a senior funder, that the Company shall fully repay, regardless of whether such shall be prior to the Due Date, the principal and interest from such senior funding. Furthermore, the Company guarantees a minimum of three months of interest and accordingly a payment of principal prior to the third month anniversary shall include additional interest sufficient to provide for a three (3%) percent aggregate interest payment. As a bonus at an agreed aggregate value of $100 effective 6 October 2004, the Company granted the Lender 100,000 five (5) year non-transferable warrants which entitles the Lender to acquire up to 100,000 common shares of the Company at an exercise price of USD$0.50 as to 50,000 warrants and USD$0.75 as to 50,000 warrants.

On 18 November 2004, the Company completed a second debenture financing with the same lender in the amount of $200,000 with the same terms and conditions as the above loan. As a bonus at an agreed aggregate value of $100 effective 18 November 2004, the Company granted the Lender 66,668 five (5) year non-transferable warrants which entitles the Lender to acquire up to 66,668 common shares of the Company at an exercise price of USD$0.46 as to 33,334 warrants and USD$0.71 as to 33,334 warrants.

16. Subsequent Events - *Continued*

b) On 15 November 2004 the Company entered into a Project Funding Agreement ("Agreement") with a Syndicated Trading Trust in Australia. Under the terms of the Agreement, the Company will receive US$10,000,000 ("Project Sum") which will be used to repay existing short term debt, further develop its two properties and for additional working capital as defined in the Agreement. The loan will bear interest at 4.5% to 6.5% according to the Agreement and will be repayable in 10 years from the drawdown date. The Company must reimburse the lender 0.25% of the Project Sum for reimbursement of legal, administrative and accounting fees as well as 0.10% of the Project Sum for reimbursement for bank fees or charges payable under the facility. Prior to receiving the Project Sum the Company must arrange a Finance Guarantee Bond, Standby Letter of Credit, Bank Guarantee or other security ("the Collateral Security") in the amount of 5% of the Project Sum. Subsequent to year-end, the Company has paid US$30,000 to cover administration costs to secure the Collateral Security and US$25,000 for legal fees relating to the preparation of the Agreement. Management expects that the funding will be in place within 30 days from the date these financial statements are filed.

c) Subsequent to the year-end, the Company purchased two pieces of equipment for a total of $385,000 plus GST for use in the Company's pumice operations. The purchases have been financed over three and four years respectively at a rate of bank prime plus 1.75%. The initial financed balance is $393,450. The underlying equipment is held as security on the finance contracts.

17. Segmented Information

Details are as follows:

	Graphite Operations	Pumice Operations	Consolidated
31 August 2004			
Segmented revenue	$ -	$ 449,427	$ 449,427
Segmented loss	$ 2,821,136	$ 170,302	$ 2,991,438
Identifiable assets	$ 10,802,570	$ 8,481,387	$ 19,283,957

During the years ended 31 August 2003 and 2002 all financial information relates to the Company's graphite operations.

B.C. FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:

	Schedule A
X	Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Crystal Graphite Corporation
Issuer Address:	#1750 - 999 West Hastings St., Vancouver, B.C. V6C 2W2
Issuer Fax No.:	(604) 682-4886
Issuer Telephone No.:	(604) 681-3060
Contact Name:	Gordon Sales
Contact Position:	Director
Contact Telephone Number:	(604) 681-3060
Contact Email Address:	cgc@crystalgraphite.com
Web Site Address:	www.crystalgraphite.com
For Quarter Ended:	2004/08/31
Date of Report:	2005/01/18

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Gordon Sales"	Gordon Sales	2005/01/18
"Brian Wear"	Brian Wear	2005/01/18

SCHEDULE B

1. ANALYSIS OF EXPENSES AND DEFERRED COSTS

    See consolidated financial statements for details.

2. RELATED PARTY TRANSACTIONS

    See consolidated financial statements for details.

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

    a) Securities issued:

    See consolidated financial statements for details.

    b) Options granted:

    See consolidated financial statements for details.

4. SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD

    a) Authorized share capital:

Number	Class of Shares
250,000,000	Common

    b) Shares issued and outstanding:

Number	Amount
44,339,671	$ 28,340,361

    c) Options, warrants and convertible securities outstanding:

    See interim consolidated financial statements for details.

    d) Shares subject to escrow or pooling agreements.

    355,000 common shares subject to escrow

5. NAMES OF DIRECTORS AND OFFICERS AS AT THE DATE THIS REPORT IS SIGNED AND FILED

Gordon Sales	- President, CEO and Director	Richard Ivy	- Director
Brian Wear	- Vice President, COO and Director	Alexander Cox	- Director
Geoffrey Caine	- Director	Bernie Zacharias	- Chief Financial Officer
Edward Nunn	- Vice President Operations	Lana Turner	- Corporate Secretary

MANAGEMENT DISCUSSION AND ANALYSIS

Crystal Graphite Corporation
For the Fiscal Year Ended August 31, 2004

Description of Business

Crystal Graphite Corporation (the "Company" or "CGC") is an industrial mineral exploration and development company based in Vancouver, British Columbia, Canada. The Company is focusing on the exploration, production and sale from its two operations:

- Flake Graphite from its Black Crystal Graphite property located 45 minutes from Nelson, British Columbia in the West Kootenays. The Company's processing plant produces high purity graphite primarily for the fuel cell bi-polar plate market. The Black Crystal property is in the pre-production phase, as it has not generated significant sales to date. Management expects that substantial Graphite sales will commence in 2005 and that the Black Crystal property will move into production.
- Various volcanic material products from its Nazko Cone property located in the proximity of Quesnel, British Columbia in the Cariboo District. The Company is currently supplying a number of major landscape and construction projects in British Columbia and Alberta with its Lavascape™ and Tephralite™ products. The Company's subsidiary has been providing its unique products to the horticulture, agriculture, construction, landscape trades, and concrete block industry for 13 years.

The Company is listed on the NASD OTC Bulletin Board in the United States, symbol CYTGF, and on the CNQ in Canada, symbol CYTG. The Company is a reporting issuer in British Columbia and Alberta.

Acquisition of Canada Pumice Corporation

On April 28, 2004 the Company purchased a British Columbia company named Canada Pumice Corporation ("CPC"), and its two inactive subsidiaries, Volcanic & Industrial Minerals Inc. ("VIMI") and Cariboo Lava Corporation ("Cariboo Lava"). CPC produces volcanic rock material including pumice and scoria at its Nazko Cone quarry near Quesnel, British Columbia. CPC has a Mining Permit and two 30 year Mineral Leases which cover the entire volcanic material area. CPC is now a wholly owned subsidiary of the Company by the acquisition of 100% of the issued and outstanding shares of CPC from Mr. Brian Wear in exchange for 15,345,000 shares of the Company. A finder's fee of 155,000 common shares was paid to an unrelated party on this acquisition.

The purchase method of accounting has been applied with the shares issued as consideration being recorded at $6,905,250, that being the value of the shares given up after considering price fluctuations, liquidity issues and exchange rates. In addition, all legal, financing, accounting and consulting fees relating to the acquisition have been added as part of the purchase cost.

Details are as follows:

Shares issued to the vendor	$	6,905,250
Shares issued for financing		900,000
Shares issued for finder's fee		93,000
Legal fees		77,419
Financing fees		57,517
Accounting fees		37,175
Consulting fees		17,945
	$	8,088,306

At the date of the acquisition, the value of the identifiable net assets of CPC was as follows:

ASSETS		
Cash	$	4,745
Accounts receivable		135,316
Inventory		434,602
		574,663
Mineral property costs		8,502,438
Property, plant and equipment, *at net book value*		115,742
Reclamation deposit		24,500
	$	9,217,343
LIABILITIES		
Bank overdraft	$	368,173
Accounts payable and accrued liabilities		78,963
Employee deductions payable		62,143
Line of credit		81,706
Due to related parties		486,828
Current portion of long-term debt		13,446
		1,091,259
Long-term debt		13,278
Asset retirement obligation		24,500
	$	1,129,037
Total Purchase Price	$	8,088,306

The excess value of the consideration given up has been allocated to mineral property costs.

In the Company's unaudited interim consolidated financial statements for the nine months ended May 31, 2004, the Company reported the acquisition ("Acquisition Agreement") of CPC in consideration of 15,345,000 common shares of the Company valued in accordance with management's best valuation based upon traditional valuation indices of market price of the Company's shares (then trading at about $0.55US) and valuation reports of the assets of CPC resulting in management's best agreement with the vendor of a deemed value of $0.74CDN per share.

Upon recent review of the CPC acquisition with its auditors and guidance from the Canadian Institute of Chartered Accountants ("CICA") Handbook Section ("HB") 1581, "Business Combinations", management has accepted suggestions to reconsider the pricing mechanism and has determined that the transaction should be valued at $0.45CDN per share, this being arrived at through a CICA calculation process of considering a number of factors including price fluctuations, liquidity issues and projected three year time based discount values.

Concurrently with the acquisition of CPC, Brian Wear was engaged as Senior Vice-President and COO of the Company under contract and with a grant of 2,000,000 stock options ("Stock Option") to be priced at the deemed value of the value of the shares issued for the acquisition of CPC.

The above changes have been reflected in the audited consolidated financial statements for the current year ended August 31, 2004.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, CPC and CPC's wholly-owned inactive subsidiaries, VIMI and Cariboo Lava. Results of operation are included from the date of acquisition.

Mr. Brian Wear has been appointed to the Board of Directors and has been appointed Senior Vice President and Chief Operating Officer ("COO") of the Company. Brian Wear has entered into a five-year management and option agreement with the Company to act as COO of the Company. Gordon Sales remains President and Chairman of the Company. Gordon Sales has been appointed to the boards of CPC and its operating subsidiaries. Brian Wear remains the President of Canada Pumice Corporation and its two subsidiaries, VIMI and Cariboo Lava. The committed debt financing of $4,000,000, arranged by a member of the Company's board, for operating requirements and capital expansion was obtained 7 May 2004 (see Liquidity and Capital Resources below).

With CPC's distribution agreements and professional marketing team in place it is well poised to address a significant market share in landscape and construction industries in Canada and the USA. CPC has also made inroads and contacts for its products in Europe and the Pacific Rim. From CPC's company controlled rail siding and bulk loading facility in Quesnel, it has easy access to the Port of Prince Rupert and the Port of Vancouver. CPC has experience in shipping bulk by rail to its customer base. Through its distributor and its network of warehousing throughout Canada, CPC is presently shipping custom bagged product to its distribution centers in BC, Alberta, Saskatchewan, Manitoba and Ontario where they are then forwarded to retail and industrial outlets.

Black Crystal Graphite Project

The Black Crystal Graphite Project consists of a quarry operation and a beneficiation plant. The beneficiation plant has the potential to process up to 75,000 tonnes of graphite-bearing feed material for a year-round continuous operation. The Hoder Creek quarry is a seasonal operation that can operate from June to November stockpiling excavated graphitic material for plant feed. The Company received a Mining Permit for the Black Crystal Project from the provincial government on July 4, 2002. Through staged production based on market demand, the plant is planned for a long-term capacity of 250,000 tonnes per year of plant feed.

The Company has commenced production of high purity flake graphite of 98.3% fixed carbon. Shipments are being processed on a continuous basis to fuel cell bi-polar plate manufacturers. The Company is very active in introducing its high purity product to a number of users with a high rate of success.

Adoption of Accounting Policies

During the year ended August 31, 2004, the Company adopted the following significant accounting policies:

Effective September 1, 2003, the Company prospectively adopted the CICA HB 3063 "Impairment of Long-Lived Assets", which requires that an impairment loss be recognized if the carrying value of a long-lived asset exceeds its fair market value. An estimate of fair market value is undertaken annually and the impairment loss, if any, is charged to earnings. There were no impairment losses recorded during fiscal 2004. Management's estimates of resources, inventories and reclamation costs are subject to risks and uncertainties that may affect its assessment of the recoverability of mineral property costs.

Effective September 1, 2003, the Company elected early implementation of CICA HB 3110 "Asset Retirement Obligations", whereby the Company prospectively recognizes asset retirement obligations in the period in which they are incurred, if a reasonable estimate of fair market value can be made. The asset retirement costs are capitalized as part of the carrying amount of the long-term asset to be amortized over the estimated remaining useful life of the asset and the associated liability is recorded until settlement of the obligation. As a result of the adoption of this accounting standard, the carrying value of the Black Crystal property and the corresponding asset retirement obligation was increased by $135,000 during the year ended August 31, 2004. The estimated closure costs of $24,500 associated with the Nazko Cone property at the time of acquisition was recognized in full as part of the acquisition cost.

The Company has adopted the recommendations of CICA HB 3870, "Stock-based compensation and other stock-based payments". This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro forma disclosure was acceptable for awards made to employees.

As encouraged by CICA HB 3870, the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees for the current fiscal year beginning September 1, 2003.

Results of Operations

Please refer to the Company's Statement of Loss included in the audited consolidated financial statements for the fiscal year ended August 31, 2004 ("current year") for a complete breakdown of the Company's activities during the fiscal year. Following is a summary of the highlights during the current fiscal year with comparative information presented for the prior fiscal year ended August 31, 2003 ("prior year").

The Company generated sales in the amount of $449,427 during the current year. All of the sales were generated from the Company's newly acquired subsidiary, CPC and its pumice operations and represent operations from April 29, 2004 through August 31, 2004. The cost of goods sold associated with the products sold was $336,788 leaving a gross profit of $112,639. Crystal Graphite reported no sales in the prior year.

Operating expenses totalled $2,585,634 in the current year compared with $1,321,068 in the prior year. This is an increase of $1,264,566. Operating expenses are made up of wages, benefits and payments to contractors of $1,635,448 (which includes stock-based compensation expense in the amount of $964,684 booked for stock options granted to employees, directors and officers), marketing costs of $229,202 (which includes stock-based compensation expense in the amount of $7,409 booked for stock options granted to consultants), shareholder information and investor relations of $149,457, general and administrative of $129,820, legal fees of $95,842, occupancy costs of $76,720, travel of $65,928 and various other smaller expenses all under $50,000 each.

The increase in the operating expenses of $1,264,566 over the prior year is mainly attributable to an increase in stock compensation expense during the year as well as increased activity in the Company due to the acquisition of CPC as well as including the operations of CPC for the four months from the date of acquisition. The key operating expense items that increased over the prior year were an increase in wages, benefits and subcontractors of $1,271,491 (stock compensation expense was $964,684 in the current year compared to $nil in the prior year), increase in general and administrative of $64,753, increase in legal fees of $40,712, increase in transfer agent fees of $36,070, increase in amortization of $28,328, increase in research and development of $25,492 and an increase in listing and filing fees of $6,891. The increase of these key items was offset by decreases over the prior year in marketing of $228,808 (stock compensation expense was $nil in the current year compared to $245,900 in the prior year), decrease in shareholder information and investor relations of $16,236 and travel of $10,059. Product marketing is currently the main focus of the company as management is searching for potential purchasers of graphite as well as pumice products and therefore reflects a large increase in cost. Wages have increased due to the adding of two new full time staff persons in the Vancouver office and the addition of the CPC staff for the 4 months from the date of acquisition. General and administration expenses increased due to the activity of acquiring CPC, obtaining financing and including 4 months of activity from the CPC operations. Legal fees were higher due to the acquisition of CPC, the various financing that occurred in the period as well as applying for the listing on the CNQ. Listing and filing fees were up significantly due to the company applying for and being listed on the Canadian Trading and Quotation System Inc ("CNQ").

Other key expense items shown separately from operating expenses were interest on loans and debentures of $302,689 (which includes $12,500 of accrued interest recorded on the conversion into 236,776 shares and a reversal of $1,509 of accrued interest on the return of shares exchanged for cash) and financing fees relating to the convertible debentures and demand debenture of $195,321. The financing fees relate directly to the demand debenture and convertible debenture funds received during the period. There were no financing fees in the prior year and interest on debentures only amounted to $43,589. In the prior year there were finder's fees paid in the amount of $62,250. No such fees were paid in the current year.

Overall, the Company incurred a loss of $2,991,438 for the year ended August 31, 2004 compared with a loss of $1,446,929 for the comparative period ended August 31, 2003, which represents an increase of $1,544,509 over the prior year. The loss per share (Basic and Diluted) was $0.09 in the current year compared to $0.06 in the prior year.

Results of Deferred Exploration Expenditures

Please refer to the Company's Schedule of Mineral Property Costs included in the audited consolidated financial statements for the fiscal year ended August 31, 2004 for a complete breakdown of the Company's mineral exploration activities during the fiscal year. Following is a summary of the highlights during the current fiscal year with comparative information presented for prior fiscal year ended August 31, 2003.

The Company incurred expenditures on its Black Crystal Graphite Project of $728,691 for the current year compared with $751,092 for the prior year, which represents a decrease of $22,401 over the prior year. The deferred exploration costs consisted of amortization expense of $158,350, wages, benefits and subcontractors of $159,374, asset retirement costs of $135,000, field and general of $121,912, repairs and maintenance of $50,598, transportation and hauling of $37,337 and various other smaller expenditures all under $30,000 each.

During the year, due to the Company adopting CICA HB 3110 regarding asset retirement obligations, $135,000 has been recorded to the carrying value of the property, that being management's estimate of future mine closure costs for the Black Crystal property.

The decrease in expenditures of $22,401 (plus the one time entry of $135,000 for asset retirement costs) over the prior year is mainly attributable to the fact that the Company has changed its focus to marketing over last year and due to the shortage of funding for further property development. The current year property activities consisted of testing and experimental work on the beneficiation plant and equipment as well as testing of the laboratory and graphite quality processes.

As described above, the Company acquired CPC on April 28, 2004. CPC's main asset is its Nazko Cone property in Quesnel, B.C. The portion of the acquisition cost relating to the Nazko Cone property in the amount of $8,502,438 has been capitalized to mineral property costs. As the Nazko Cone property is in production, the capitalized costs will be amortized on a unit-of-production method based on the estimated life of the proven and probable pumice reserves. No amortization has been booked in the current year as the production in the four months from the date of acquisition compared with the proven and probable reserves results in an immaterial balance.

Liquidity and Capital Resources

During the current year, the cash position increased by $35,036 resulting in a cash balance of $20,898 at August 31, 2004 compared with a negative balance of $18,883 at August 31, 2003. As part of the acquisition, the Company also acquired $4,745 of cash on April 28, 2004, which is included in the cash position at August 31, 2004.

The Company used $1,981,650 for operating activities during the current year compared with $207,398 in the prior year. The major increase is due to the higher level of operating expenses incurred in the year combined with the payment of large accounts payable balances.

The Company used $1,041,780 for investing activities during the current year compared with $545,750 in the prior year. After adjusting for amortization expense and asset retirement costs, the Company incurred $445,629 on mineral property costs compared with $539,099 in the prior year. Of the current year total, $435,341 relates to the Black Crystal property and $10,288 relates to prepaid expenditures made in relation to a mineral property agreement in China. The full amount of the prior year balance relates to the Black Crystal property. The cash expenditures that were added to the carrying amount of the CPC acquisition totalled $190,056. As mentioned in the Results of Deferred Exploration Expenditures section, the Company focused on testing and refinement of the plant processes in the current year whereas the prior year was spent making modifications to the plant, bulk sampling and preparing technical reports. The Company spent $406,095 on property, plant and equipment purchases during the year compared with $6,651 in the prior year. Black Crystal equipment purchases totalled $93,739 while Nazko Cone equipment purchases totalled $312,356.

The cash resources provided by financing activities during the year was $3,058,466 compared with $563,083 in the prior year. The bulk of this financing came as a result of debt financing obtained as part of the CPC acquisition.

By a loan agreement dated 25 September 2003, the Company secured financing in the form of a demand debenture for an amount of $1,000,000 from an unrelated party, (who subsequently became a director of the Company), of which $150,000 was set up as an interest reserve to service the monthly interest instalments. The debenture bore interest at a rate of 15% per annum, compounded monthly, and was repayable on 26 September 2004. The Company paid a non-refundable application fee of $10,000 and issued 500,000 common shares of the Company valued at $135,500 to the lender as a non-refundable commitment and funding fee.

By a loan agreement dated 7 May 2004, the Company secured additional financing in the form of a demand debenture by cancelling the first debenture for a new debenture in the amount of $4,000,000, from a company controlled by a director, of which $600,000 was set up as an interest reserve to service the monthly interest instalments. The debenture bears interest at a rate of 15% per annum, compounded monthly, and is repayable on 7 May 2005. The Company paid a non-refundable application fee of $20,000 and issued 1,500,000 common shares of the Company valued at $900,000 to the lender as a non-refundable commitment and funding fee for the new debenture. The Company also paid a three-month interest penalty of $37,500 as a result of the early redemption of the first debenture. The new debenture provides for a first registered charge on the land and a general first floating charge on all other assets of the Company. The application fee, the commitment and funding fee and the interest penalty have been recorded towards the acquisition of CPC as it was this funding that enabled the acquisition to complete.

Details of the demand debenture and interest reserve account as at 31 August 2004 are as follows:

Proceeds from demand debenture	$	4,000,000
Balance of interest reserve held by the lender		(410,640)
	$	3,589,360

The Company may elect to extend the term of the debenture for a further twelve months at the option of the Lender. The Company can pay off the debenture prior to the due date, in whole or part, subject to a three-month interest penalty. If the Company secures new financing, 25% of the net proceeds shall be applied to the debenture.

During the year the Company paid $284,679 in interest on the two debentures in addition to the fees and penalties mentioned above. During the same period the Company earned $4,522 on the monies held in the interest reserve account.

A portion of the above financing in the amount of $368,173 was used to pay down bank indebtedness acquired on the acquisition of CPC. In the same manner, shareholder loans in the amount of $449,222 acquired on the acquisition were paid down with the financing received in the year.

On 28 April 2004 in conjunction with the CPC acquisition, the Company loaned the former principal of CPC and current director of the Company $263,000. The loan is non-interest bearing, secured by 355,500 escrow shares of the Company and due after 1 October 2005. If there is a default on the loan, the Company's only recourse is to keep the shares held in escrow. As at 31 August 2004, the market value of the escrow shares is $202,635.

Proceeds from share capital issued for cash during the year was $588,367 as compared with only $148,250 in the prior year.

During the year, the company issued 780,045 units to two directors and a relative of a director by private placement for gross proceeds of $211,392. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the company at a purchase price of US$0.25 for a two-year period expiring 20 October 2005.

During the year, the company issued 1,355,000 common shares to employees, directors, officers and consultants as a result of stock option exercises for gross proceeds of $371,808.

During the year, the company issued 15,990 common shares as a result of warrant exercises for gross proceeds of $5,167.

During the period, the company paid out $16,667 plus interest to certain debenture holders and issued 236,776 units to the remaining holders. One unit was issued for each $0.271 of outstanding debenture. Each unit consists of one share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the company at a purchase price of US$0.25 for a two-year period expiring 20 October 2005. 79,950 shares were issued to an officer and a relative of a director.

During the period, 57,144 common shares originally issued to certain debenture holders were returned to the company in exchange for the original principal amount of $20,000 plus accrued interest.

At August 31, 2004, the Company had a working capital deficiency of $3,355,621. In the short term, the Company will rely on external debenture financing and private placement equity financing to fund its cash requirements.

Capital Outlook

To reduce capital risk, CGC has implemented a phase development approach for eventual expansion to 250,000 tonnes of plant feed per year. During the year it completed Phase I, which successfully allowed the processing plant to produce a product that is bone dry, free of pine oil residue, and screening abilities to meet planned production requirements.

The Company is planning an equity financing for approximately US$2 million to assure sufficient capital for the planned expansion and to operate through the market development period and beyond the break-even point, which is estimated at 12 months from start of Phase II expansion. The planned expansion includes an addition to the beneficiation plant for increased capacity for acid leaching, drying, column flotation, and additional product storage purposes which is budgeted for CDN$778,000 for fiscal year 2005.

At Canada Pumice Corporation, the Quesnel Distribution Centre is been established as a transload facility for rail car loading and off loading as well as being the site of CPC's planned state of the art packaging facility. CPC has received the building permit from the City of Quesnel for this facility. This facility is budgeted at CDN$1,417,000. The additional capital expenditures planned for fiscal year 2005 for the Nazko Cone Operation includes crushers, trailers, conveyors, site development along with miscellaneous tools and equipment.

The Company is aggressively pursuing financing. Operation has been minimized until adequate financing is obtained.

Related Party Transactions

As at August 31, 2004, $37,606 (2003 – $nil) is payable to a director or a company controlled by a director. The amounts are non-interest bearing, unsecured and due on demand.

During the year, the Company utilized certain personal credit cards of a director for a source of additional short term financing. The Company has disclosed the balance owing from cash advances as at August 31, 2004 in the amount of $54,543 as line of credit under current assets. The interest rates range from 3.99% to 14.25%. The monthly minimum repayments range from approximately 1% of principal plus interest to 2% of principal plus interest.

During the year, fees for marketing services in the amount of $43,307 (2003 - $93,864; 2002 - $91,621) were paid to a company controlled by a director of the Company.

During the year, rent in the amount of $35,500 (2003 - $nil; 2002 - $nil) was paid to a director or a company controlled by a director of the Company, in respect of the CPC operations.

During the year, management wages of $345,920 (2003 - $317,339; 2002 – $314,420) were paid or accrued to directors and officers.

During the year, wages of $120,000 (2003 - $15,000; 2002 - $nil) were paid or accrued to an officer of the Company for corporate development.

During the period, interest of $5,000 (2003 - $10,334; 2002 - $nil) was paid or accrued to a director and officer and a relative of a director.

During the current year as part of the management agreement, the Company granted 2,000,000 share-purchase stock options to the former principal of CPC. The options granted are exercisable at a price of $0.45 per share for a 5-year period expiring 28 April 2009. These options were qualified by filing an S-8 registration with the SEC.

On July 19th, 2004 these 2,000,000 options were exercised by "net exercise" that being other Company stock returned to treasury.

On-going Operations

Graphite:

During fiscal year 2004, Crystal Graphite completed its Phase One Capital Expansion at the Koch Creek Flake Graphite Processing Plant, quarrying and transporting graphitic material, research and development, and evaluating other industrial mineral deposits.

The $100,000 Phase One Capital Expansion was successfully completed at the end of January 2004. This expansion included substantial improvement to the settlement and water re-cycle system, which reduces fine quartz contamination into the medium to fine size graphite products. The hydrochloric acid leach system had its capacity doubled along with a more efficient loading and discharge system. The graphite drying system proved successful with the addition of a squeeze roller on the vacuum belt, an experimental rotary pre-dryer and a modification to the CGC designed vertical hearth dryer. A multi-deck screen was purchased and installed in a screening and bagging room built with the existing plant. The Phase One results are as planned with fuel cell type grade being between –50 mesh and +150 mesh at 98.3% graphitic carbon, and bone dry producing at a rate of 0.75 tonnes per 10 hour shift. The Phase Two Capital Expansion, which involves approximately $0.75 million dollars, is planned to occur when the fuel cell type grade market requires the appropriate tonnages, which is forecasted for year 2005. This expansion has been designed but still requires detailed engineering.

To increase processing plant feed material, an additional 1300 tonnes of graphitic sands was excavated at the Hoder Creek Black Crystal Deposit and transported to the CGC stockpile area adjacent to the processing plant. There are approximately 9,000 tonnes of material in inventory at the end of the fiscal year. The graphite deposit adjacent to the plant was also stripped of overburden; CGC has a permit to extract 10,000 tonnes from this exposure. CGC also had 75 tonnes of product bagged or in super-sacs waiting for final processing. During the First Quarter of 2005, an additional 1700 tonnes of graphitic sands was quarried resulting in a total plant feed stockpile of 12,000 tonnes.

Research and Development continued at the CGC laboratory and processing plant with emphasis on re-cycling waste heat from the dryers for increasing hydrochloric acid leach time from eight to two hours. CGC presenting is trying to determine how to increase graphitic carbon content of the fines from 96 to 98% and was able to achieve this in its initial trials during the First Quarter of 2005. Micronizing the +150 mesh flake graphite to fuel cell size was successful and now is on going. This process increased the graphitic carbon grade to 98.8%.

Chinese graphite from the Datong De Sheng graphite plant, from a one tonne sample, was processed in the plant with success. The graphite, which was 93.8%, was upgraded easily to 97.5% and appeared to be undamaged once processed. Five DaTong personnel were on site during the testing to witness that CGC had the technology to process the graphite from their deposit. This resulted in further discussions of CGC developing business arrangements of operating the DaTong Graphite Mine. CGC and the owners of Datong graphite mining operation on 18 August signed a Mineral Property Agreement for CGC Due Diligence project evaluation.

Volcanic Material:

During the year, the Company received its Technical Report titled "Volcanic Deposits at the Klara Claims: Evaluation of Reserves" prepared by P. Machibroda Engineering Ltd. (PMEL), Qualified Person Ray Machibroda, P. Eng., M. Sc., which includes resource assessment and reserves for CPC, the deposit area known as the Nazko Cone. P. Machibroda Engineering Ltd. was engaged by CGC to provide due diligence and verification for National Instrument 43-101 filing to the BCSC for the Nazko Cone Project. The resource and reserves comply to the Canadian Institute of Mining and Metallurgy definitions and requirements. The resource assessment and reserves were initially prepared by PMEL during 1998 using the definitions of National Policy 2A and now have been reformatted and updated to 10 June 2004 for NI 43-101 requirements. The Nazko Cone deposit reserves and resources have been divided into proven, probable, and inferred status as given below:

Mineral Resource Summary

Total Resource & Reserves (tonnes)

	Category	Tephra	Tuff Breccia & Basalts	Total
	Proven	2,942,000	26,323,000	29,265,000
	Probable	557,000	8,341,000	8,898,000
Total Proven & Probable Reserve		**3,499,000**	**34,664,000**	**38,163,000**
Inferred Resource		1,400,000	5,411,000	6,811,000

CPC is quarrying the Nazko Cone volcanic rock, which is located 100 kilometres west of Quesnel BC, and shipping the product to various markets with 42 tonne capacity Super B-train trucks. The quarry facility is operating at maximum capacity with the present equipment.

The Nazko quarry saw some changes in 2004 with the addition of equipment that doubled the screening capability and truck loading efficiency as well as its ability to strip and prepare pit run material with its new Powerscreener and stackers, a late model Cat 966G front end loader and a newer Cat D8K dozer.

Safety

Both CGC's Black Crystal Operations and CPC's Nazko Cone Operations won Safety Achievement Awards from the Provincial Government. These awards were presented by Pat Bell, Ministry of State for Mining. Since the beginning of the project s CGC & CPC have had no reportable accidents.

Marketing

Graphite:

CGC, working with TDM, continues to market CGC's graphite for use in the production of bi-polar plates for the emerging fuel cell industry and redox battery systems. CGC/TDM produced successful results with a number of companies in the fuel cell and automobile battery industry.

The joint work between CGC and TDM is going well with the UK based customer on the redox battery system. As a result, the team has expanded by working closely with a Canadian company involved in producing a 5KW redox battery and an aggressive plan for the future has been formulated.

Good results have been achieved using CGC Graphite along with other resins and compounds being developed by US companies that produce fuel cell components for the automotive industry as well as static residential and industrial uses. These companies continue their testing of a variety of compounds in search for optimum efficiencies. Bi-polar plates made from CGC graphite have been produced in sufficient quantities to produce fuel cell stacks by several companies with outstanding performances to date. Recently, serious work has begun on the CGC graphite and certain compounds and resins by several companies in Europe. The testing and engineering will be an ongoing process and CGC is confident that the CGC graphite will prove to be a superior product for producing the bi-polar plates

TDM, mentioned above, is also working on fuel cell programs with the Three Gorges University in China on developmental work for their fuel cell stacks to be used in China. TDM is planning to use the proven CGC graphite from the Black Crystal deposit as well as establishing a testing program utilizing the Da Tong DeSheng Graphite deposit, on which, CGC is currently performing the due diligence phase of an agreement to own and operate the Chinese deposit. Interestingly, most of the earlier technical developmental work on fuel cells began in Canada, the US, Europe and Japan, but with the huge growth that China is experiencing and their tremendous appetite for fuel, they will most likely emerge to be one of the strongest consumers of the fuel cells for many different uses plus utilize the technology before an other major country.

CGC has entered into arrangements to market certain other grades of graphite from China that CGC does not produce. The attention that CGC has given to this market is paying off and it appears that CGC will be selling 2 to 5 million pounds of these grades of graphite into the US and Canadian markets during 2005. This market has been very competitive in the past and continues to be so primarily due to the Chinese supply. However, the prices are on the increase due to strong demand in China and the continuing increase in freight rates throughout the world. China is using unprecedented volumes of all commodities to feed their tremendous internal growth and graphite is no exception. During this past year the graphite mines and processing plants in China have been strained to keep up with their domestic market requirements. This, coupled with the continued good health of the steel industry through out the world has resulted in the increase of prices and longer lead times for deliveries.

Volcanic Materials:

The outlook for CPC for 2005 looks very good. CPC management has identified a number of key market areas for increased sales for 2005; much of it will be increases in all its normal product lines. CPC has approximately 12 products that it has developed which are in demand annually. The key to the growth in these markets will be to take certain products that are population driven and take them further east and penetrate the larger metropolitan areas such as the greater Toronto area (GTA) in Ontario and the larger cities of Quebec, where response to CPC's products has been excellent. CPC's products have up to a 14 year track record in British Columbia, this has spoken volumes to end users in Eastern Canada, "make the product available here and we will buy it" is a common response to CPC sales and market research. Negotiations are underway in the GTA with a short track group to secure a rail siding and transload space, this will be key to railing out bulk products economically from CPC's company controlled transload and rail siding in Quesnel, B.C.

CPC participated in two trade shows with booths in 2004, CPC plans on registering and attending several trade shows for 2005 in Canada, USA and Europe, starting the year by having a booth in the Landscape Ontario Congress in Toronto in January of 2005, the largest and most prestigious show in Canada with attendees from the USA and Europe. Buyers from all over North America will be present and CPC expects very good results from this show and future venues similar to this.

The construction industry in British Columbia is booming and infrastructure to support that growth is being engineered and designed every day and is being tendered on a regular basis. CPC and its product Tephralite™ have been specified for a number of jobs in the lower mainland already for the 2005 construction push.

Tephralite™ lightweight aggregate for the concrete masonry unit industry is a market that CPC has been developing and supplying for about 11 years. With changing environmental laws and programs like LEEDS, natural lightweight aggregates are fitting right into the program to reduce green house gases. CPC is going to focus on promoting its natural and environmentally friendly products for the "Green Building" legislation that is growing in Canada and the USA.

Commitments

The Company entered into the following commitments during the current year as part of the acquisition of CPC:

By agreement dated April 30, 2004, the Company entered into a ten-year Ground and Equipment Lease with a company controlled by a director and officer. The annual minimum basic rent payments are $82,500 triple net, payable in equal monthly installments of $6,875. This agreement is renewable for three additional terms of ten years with mutual consent on the same terms and conditions as the original term, except for the amount of annual basic rent payable, which will be adjusted to fair market value.

In addition to the basic rent, the Company is responsible for its proportionate share of property taxes and operating costs.

By agreement dated April 28, 2004, the Company entered into a five-year Management Agreement with a director and officer of the Company. Compensation is a base fee of $15,000 per month plus incentive fees as determined by the board. The Company is also required to obtain disability and life insurance as outlined in the agreement. This agreement will renew automatically for subsequent two-year periods on the same terms and conditions as the original term. The Company may terminate the agreement at the end of a term with 90 days notice. Commencing on the first anniversary of this agreement, if the agreement is terminated, there shall be a termination fee equal to the sum of:

- extension of any outstanding stock options for a period of one year after termination; plus

- the greater of:
  i. the aggregate remaining base fee for the unexpired remainder of the term; or
  ii. Six months of base fee plus one month of base fee for each year, or portion thereof served.

Subsequent Events

On 6 October 2004, the Company completed a debenture financing of $300,000 at an interest rate of 1% per month calculated and payable monthly in arrears. The principal will be due and payable by the Company to the Lender in full on demand on or after the one-year anniversary date (the "Due Date") or on any acceleration of the Due Date. In addition, the Company has agreed that on or before ten (10) days following receipt of funds from a senior funder, that the Company shall fully repay, regardless of whether such shall be prior to the Due Date, the principal and interest from such senior funding. Furthermore, the Company guarantees a minimum of three months of interest and accordingly a payment of principal prior to the third month anniversary shall include additional interest sufficient to provide for a three (3%) percent aggregate interest payment. As a bonus at an agreed aggregate value of $100 effective 6 October 2004, the Company granted the Lender 100,000 five (5) year non-transferable warrants which entitles the Lender to acquire up to 100,000 common shares of the Company at an exercise price of USD$0.50 as to 50,000 warrants and USD$0.75 as to 50,000 warrants.

On 18 November 2004, the Company completed a second debenture financing with the same lender in the amount of $200,000 with the same terms and conditions as the above loan. As a bonus at an agreed aggregate value of $100 effective 18 November 2004, the Company granted the Lender 66,668 five (5) year non-transferable warrants which entitles the Lender to acquire up to 66,668 common shares of the Company at an exercise price of USD$0.46 as to 33,334 warrants and USD$0.71 as to 33,334 warrants.

On 15 November 2004 the Company entered into a Project Funding Agreement ("Agreement") with a Syndicated Trading Trust in Australia. Under the terms of the Agreement, the Company will receive US$10,000,000 ("Project Sum") which will be used to repay existing short term debt, further develop its two properties and for additional working capital as defined in the Agreement. The loan will bear interest at 4.5% to 6.5% according to the Agreement and will be repayable in 10 years from the drawdown date. The Company must reimburse the lender 0.25% of the Project Sum for reimbursement of legal, administrative and accounting fees as well as 0.10% of the Project Sum for reimbursement for bank fees or charges payable under the facility. Prior to receiving the Project Sum the Company must arrange a Finance Guarantee Bond, Standby Letter of Credit, Bank Guarantee or other security ("the Collateral Security") in the amount of 5% of the Project Sum. Subsequent to year-end, the Company has paid US$30,000 to cover administration costs to secure the Collateral Security and US$25,000 for legal fees relating to the preparation of the Agreement. Management expects that the funding will be in place within 30 days from the date these financial statements are filed.

Subsequent to the year-end, the Company purchased two pieces of equipment for a total of $385,000 plus GST for use in the Company's pumice operations. The purchases have been financed over three and four years respectively at a rate of bank prime plus 1.75%. The initial financed balance is $393,450. The underlying equipment is held as security on the finance contracts.

Risks and Uncertainties

Crystal Graphite Corporation has developed high purity graphite that is primarily targeted to the high technology sector such as bi-polar plate manufacturing for the fuel cell industry. While all indicators are that this will be a significant industry, CGC has no control over when the graphite requirements will have reasonable growth.

Crystal Graphite has limited financial resources and no assurances sufficient funding will be available to conduct further development and marketing of its product.

Currency fluctuations may affect the cash flow that the company may realize from its operations, since graphite is sold in the world market denominated in U.S. dollars. The company's costs are incurred in Canadian and U.S. currencies. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.

CRYSTAL GRAPHITE CORPORATION

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Crystal Graphite Corporation (the "Company") will be held at the Terminal City Club, at 837 West Hastings Street, Vancouver, British Columbia on Thursday, the 17th day of February, 2005 at 10:00 a.m. for the following purposes:

1. To adopt a special resolution that:

   (a) the existing Articles of the Company be deleted in their entirety and the form of Articles presented at the Meeting be adopted as the Articles of the Company; and

   (b) the alterations made to the Company's Articles shall take effect upon deposit of this resolution into the Company's Minute Book.

2. To receive and consider the consolidated financial statements of the Company for the fiscal year ended August 31, 2004, together with the report of the auditors of the Company on those audited financial statements of the Company;

3. To approve and ratify the actions, deeds, and conduct of the Directors on behalf of the Company since the date of the last Annual General Meeting;

4. To approve the granting of incentive stock options to Directors, Officers and employees of the Company during the ensuing year at such prices and in such amounts as are determined by the Directors of the Company and as are acceptable with the appropriate Regulatory Authorities;

5. To approve any amendment of stock options agreements granted by the Company of prices and amounts agreed by the Directors and acceptable with regulatory authorities;

6. To appoint Staley, Okada & Partners, as auditors for the ensuing year and to authorize the Directors to fix their remuneration;

7. To elect Directors for the ensuing year;

8. To transact any other business which may properly come before the Meeting.

9. To change the company name to **VIMI INTERNATIONAL INC.**


SEC MAIL PROCESSING
RECEIVED
FEB 01 2005
WASH, D.C.
202
SECTION

It is important that your shares be represented at this Meeting to ensure a quorum. If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting. Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia this 17th day of January 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF
CRYSTAL GRAPHITE CORPORATION

"Gordon J. Sales"

Gordon J. Sales
President, CEO and a Director

INFORMATION CIRCULAR
FOR THE MEETING OF SHAREHOLDERS OF
CRYSTAL GRAPHITE CORPORATION
TO BE HELD ON FEBRUARY 17, 2005

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of **Crystal Graphite Corporation** (the "Company") for use at the Annual General Meeting of shareholders of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting distributed with this Information Circular. The cost of this solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A shareholder unable to attend the Meeting may appoint a proxyholder to vote his or her shares at the Meeting by completing the form of proxy provided with this information circular. The persons named as proxyholder on the accompanying proxy have been provided by management for selection by the shareholder. A shareholder desiring to appoint some other person may do so by inserting the name in the space provided. If no choice of proxyholder is made then the first named proxyholder will exercise the proxy with automatic substitution of the succeeding named proxyholder if such first named is not able to attend the Meeting. A person appointed as proxyholder need not be a shareholder of the Company. All completed proxy forms must be deposited at **Pacific Corporate Trust Company** not less than forty-eight (48) hours before the time of the Meeting. The mailing address for Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 and its fax number is (604) 689-8144.

REVOCATION OF PROXY

A proxy may be revoked either by signing a proxy bearing a later date and depositing it at the place and within the time aforesaid or signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed as set out in the notes to the proxy) and either depositing the same at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting, or on the day of any adjournment thereof, or registering with the Scrutineer thereat as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked.

EXERCISE OF DISCRETION BY PROXYHOLDER

The proxyholder in the enclosed form of proxy will vote the shares in respect of which they are so appointed in accordance with the direction of the shareholders appointing them.

In the absence of any such direction such shares will be voted in favour of the matters described on the proxy.

The enclosed form of proxy confers discretionary authority upon the proxyholder with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting unless revoked by the shareholder as provided in the form of proxy. At the time of printing this Circular, the Management of the Company knows of no such amendments, variations, or other matters which are to be presented for action at the Meeting, other than the matters referred to in the Notice of Meeting.

Matters which may properly come before the Meeting shall be any matter not effecting a change in the articles or memorandum of the Company or not disposing of all or substantially all of the assets of the Company.

RECORD DATE

Those registered members entitled to vote at the Meeting will be determined by the record of such holders at the close of business on **January 14, 2005**.

PRINCIPAL HOLDERS OF SHARES AND VOTING RIGHTS

The Company is authorized to issue 250,000,000 Common shares without par value of which 44,409,671 are issued and outstanding January 14, 2005. The Company has no other class of voting securities.

Holders of the outstanding shares in the capital of the Company on the record date, will on a poll or ballot be entitled to such votes per share as provided by the articles and memorandum, provided they are present in person or by proxy.

To the knowledge of the management of the Company, the following beneficially owns, directly or indirectly, or exercises control or direction, over shares carrying more than 10% of the voting rights attached to any class of voting securities of the Company:

Member	Issued Shares	Percentage of Shares
Brian Wear (1)	15,345,000	34.58%
KAK Investments (1)	11,365,541	25.61%

Note:

(1) This information was supplied to the Company by the Company's registrar and transfer agent, Pacific Corporate Trust Company.

SHARE HOLDINGS OF PERSONS SOLICITING PROXIES

The Board of Directors and Officers of the Company are soliciting proxies by issuance of the within circular. Those persons, their present offices, and their shares beneficially owned in the Company, directly or indirectly, are as follows:

Name	Office	Number of Shares
Gordon J. Sales	President, CEO and Director	1,213,158
Brian Wear	Sr. Vice President & Director	15,345,000
R. Geoffrey Caine	Director	358,187
Alexander Cox	Director	2,000,000
Richard Ivy	Director	Nil
Lana Bea Turner	Secretary	66,665

FINANCIAL STATEMENTS

The audited financial statements of the Company for the period ending August 31, 2004 will be placed before the Meeting for approval by the shareholders.

REMUNERATION OF MANAGEMENT AND OTHERS

FORM 51-904F
BC SECURITIES ACT AND REGULATIONS

SUMMARY COMPENSATION TABLE

The following table sets out the compensation earned by each of the Named Executive Officers for each of the Company's three most recently completed financial years.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities Under Options/SARs Granted (#) (f)	Restricted Shares or Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compensation ($) (i)
Gordon J. Sales President, CEO and a Director [(1)]	2004 2003 2002	107,000 110,500 132,000 0	Nil Nil Nil	Nil Nil Nil	Nil 900,000 400,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Lana B. Turner Secretary[(2)]	2004 2003 2002	49,920 49,920 49,920	Nil Nil Nil	Nil Nil Nil	Nil 100,000 90,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1) Mr. Sales was appointed as a Director of the Company on October 26, 1998 and as the President and CEO of the Company on December 9, 1999.

(2) Ms. Turner was appointed as Secretary of the Company on March 3, 2000.

LONG TERM INCENTIVE PLANS/AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR

The following table sets out Long Term Incentive Plan ("LTIP") awards made to Named Executive Officer during the most recently completed financial year.

Name (a)	Securities Units or Other Rights (#) (b)	Estimated Future Payouts Under Non-Securities – Price-Based Plans			
		Performance or Other Period Until Maturation of Payout (c)	Threshold ($ or #) (d)	Target ($ or #) (e)	Maximum ($ or #) (f)
Gordon J. Sales	Nil	Nil	Nil	Nil	Nil
Lana Bea Turner	Nil	Nil	Nil	Nil	Nil

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The following table sets out individual grants of options to purchase or acquire securities of the issuer or any of it subsidiaries (whether or not in tandem with SARs) and freestanding SARs made during the most recent completed financial year to each of the Named Executive Officers.

Name (a)	Securities Under Options/SARs Granted (#) (b)	% of Total Options/SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Gordon J. Sales	N/A	N/A	N/A	N/A	N/A
Lana Bea Turner	N/A	N/A	N/A	N/A	N/A

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

The following table sets out each exercise of options (or tandem SARs) and freestanding SARs during the most recently completed financial year by each of the Named Executive Officers and the financial year-end value of unexercised options and SARs, on an aggregated basis.

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Option/SARs at FY-End (#) Exercisable /Unexercisable (d)	Value of Unexercised in the-Money Options/SARs at FY-End ($) Exercisable /Unexercisable (e)
Gordon J. Sales	Nil	Nil	Nil	Nil
Lana Bea Turner	Nil	Nil	Nil	Nil

COMPENSATION OF DIRECTORS

(a) There are no stated arrangements under which Directors of the Company were compensated by the Company during the most recently completed financial year for their services in the capacity as directors except as may be disclosed below under the heading "Particulars of Other Matters to be Acted Upon".

(b) There are no other arrangements in addition to or in lieu of any standard arrangement under which directors of the Company were compensated by the Company during the most recently completed financial year for their services in the capacity as directors.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions since the commencement of the Company's last completed financial year, or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Since the beginning of the last completed financial year of the Company, no Director, senior officer, proposed nominee for Director or any associate or affiliate of any of them has been indebted to the Company for other than routine indebtedness.

PARTICULARS OF MEETING MATTERS TO BE ACTED UPON

A. Ratification of Acts of Directors

B. Granting Of Stock Options

Management proposes to seek approval for the granting of incentive stock options (options may have special rights attached) during the ensuing year to Directors, Officers and employees of the Company at such prices and in such amounts as are determined by the Directors and as are acceptable with the appropriate regulatory authorities.

C. Amending of Stock Options

Management proposes to seek approval for any amendments to the exercise price, expiry date and amount of stock options granted to Directors, Officers and insiders of the Company agreed to by the Directors and acceptable with regulatory authorities.

D. Appointment of Auditors

The management of the Company will recommend to the Meeting to appoint Staley, Okada & Partners as auditors of the Company and to authorize the Directors to fix their remuneration.

E. Election of Directors

The Directors of the Company are elected annually and hold office until the next Annual General Meeting of the Shareholders or until their successors in office are duly elected or appointed. The term of office of each member of the Board of Directors expires at the Annual General Meeting. The Management of the Company proposes to nominate the persons listed below for election as Directors of the Company. THE MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN ADDITION TO THE SLATE OF NOMINEES HEREIN LISTED SHAREHOLDERS PRESENT AT THE MEETING SHALL BE ENTITLED TO NOMINATE AND VOTE FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEES ADDITIONAL TO THOSE NAMED.

The following persons are proposed to be nominated by management for election as Directors at the Annual General Meeting.

Name	Principal Occupation	Director Since	Number of Shares Beneficially Owned, Controlled or Directed
Gordon J. Sales 3933 West King Edward Ave., Vancouver, BC, V6S 1W2 **President, CEO and a Director**	Businessman	October 26, 1998	1,213,158
Brian C. Wear 1495 McKenzie Road Abbotsford, BC V2S 7N6	Businessman	April 27, 2004	15,345,000
Paul H. Hough **1401 Kerfoot Road** **White Rock, BC V4B 3L5**	Businessman	February 17, 2005	Nil
R. Geoffrey Caine 2871 Point Grey Road, Vancouver, BC, V6K 1A7 **Director**	Retired Businessman	January 18, 1996	358,187
Alexander Cox #612-618 West 45th Ave., Vancouver, BC V5Z 4R7 **Director**	Chartered Accountant Self employed consultant & developer	N/A	2,000,000
Richard Ivy 178 Hartzell Road, Zelienople, Pennsylvania, U.S.A. 16063 **Director**	Businessman	July 4, 2001	Nil

* All of those nominees who are presently Directors will have their term of office as Directors expire as of the date of the Meeting. All of the Directors who are elected will have their term of office expire at the next Annual General Meeting of the Company.

All of the directors are ordinarily resident in Canada, except for Richard Ivy.

F. Compliance with the *Business Corporations Act*, British Columbia

On March 29, 2004, the British Columbia Legislature enacted the *Business Corporations Act*, (the "*New Act*") and repealed the *Company Act*, which previously governed the Company. The New Act streamlines many issues pertaining to how companies are formed and managed. All pre-existing British Columbia companies are required to adapt to the New Act. To do so, there are three steps: (i) first is to file a Transition Application with the British Columbia Registrar of Companies, which the Company will do prior to the Meeting; (ii) Shareholders must then approve the removal of what are known as "pre-existing company provisions" from the Notice of Articles that forms part of the Transition Application; and (iii) Shareholders then adopt a new form of Articles that takes advantage of various provisions of the New Act.

The Notice of Articles, filed with the Transition Application, is a replacement to the Company's existing Memorandum, and sets out such items as the Company's authorized share capital and the names and addresses of the Company's directors. "Pre existing company provisions" are matters set out in the Company's current Articles which conflict with various provisions of the New Act. A company remains subject to its pre-existing company provisions until the Shareholders remove these provisions by special resolution.

At the Meeting, Management will ask the Shareholders to approve, by special resolution, that:

1. the Notice of Articles of the Company be altered to remove the application of the pre-existing company provisions, through the filing of a Notice of Alteration;

2. subject to paragraph 3 below, the solicitors for the Company are authorized and directed to prepare and electronically file the Notice of Alteration with the Registrar of Companies; and

3. the Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been received for deposit at the Company's record office.

At the Meeting, Management will ask the Shareholders to adopt the following special resolutions, that:

1. the existing Articles of the Company be deleted in their entirety and the form of Articles presented at the Meeting be adopted as the Articles of the Company; and

2. the alterations made to the Company's Articles shall take effect upon deposit of this resolution into the Company's Minute Book.

At the Meeting, Management will also ask the Shareholders to approve, by ordinary resolution, that:

1. pursuant to section 46 of the *Business Corporations Act*, persons, other than a current director of the Company, may only inspect the Company's records at the Company's records office between the hours of 10:00 a.m. and 12:00 p.m. on normal business days in the Province of British Columbia.

A complete copy of the Company's proposed new Articles will be available for review at the Meeting, and for a period of ten days prior thereto, at the Company's records office located at Suite 2550, 555 West Hastings Street, Vancouver, BC V6B 4N5.

G. NAME CHANGE

Approval of Name Change by the Company. To consider and, if thought advisable, pass the following special resolution, with or without amendment:

"RESOLVED, by special resolution, that, subject to regulatory approval and in compliance with the policies of the applicable stock exchange, the filing and form of which being at the sole and absolute discretion of the Directors of the Company, the name of the Company be changed from Crystal Graphite Corporation to "**Vimi International Inc.**" or to such other name as may be approved by the Directors of the Company, in their sole and absolute discretion, and as is acceptable with the appropriate regulatory authorities (the "*Name Change*"), and, furthermore, that the Directors of the Company are authorized, in their sole and absolute discretion, to abandon or alter any portion of the proposed Name Change at any time without the further approval of the shareholders of the Company.".

H. Other Matters

The Company will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. The Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy matters which may properly come before the Meeting shall be any matter not effecting a change in the articles or memorandum of the Company, not effecting a change in control of the Company, or not disposing of all or substantially all of the assets of the Company.

DATED at Vancouver, British Columbia, this 14th day of January, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF
CRYSTAL GRAPHITE CORPORATION

"*Gordon J. Sales*"

GORDON J. SALES
President, CEO and a Director

Proxy

Type of Meeting: **Annual General Meeting**
Name of Company: **Crystal Graphite Corporation**
Meeting Date: **February 17, 2005**
Meeting Time: **10:00 a.m.**
Meeting Location: **The Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia**

The undersigned Member of the Company hereby appoints, GORDON SALES, President and a Director of the Company, or failing this person, Lana Bea Turner, Secretary of the Company, or in the place of the foregoing, ______________________________, (Please Print the Name) as proxyholder for and on behalf of the member with the power of substitution to attend, act and vote for and on behalf of the member in respect of all matters that may properly come before the meeting of the members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned member were present at the said meeting, or any adjournment thereof.

Resolutions (for full detail of each item, please see the enclosed notice of meeting)

	Resolution	For	Against
1.	Approve Financial Statements	______	______
2.	Ratification of acts of Directors	______	______
3.	Granting of Options	______	______
4.	Amendment of Options	______	______
5.	Name Change to Vimi International Inc.	______	______
6.	Approval for Adoption of New Articles by the Company under the New Business Corporations Act (British Columbia)	______	______
7.	To elect as Director:		
	(a) Gordon Sales	______	______
	(b) Brian C. Wear	______	______
	(c) Paul H. Hough	______	______
	(d) R. Geoffrey Caine	______	______
	(e) Alexander Cox	______	______
	(f) Richard Ivy	______	______
8.	Appointment of Auditors	______	______


SEC MAIL
PROCESSING
RECEIVED
FEB 0 1 2005
WASH. D.C.
202
SECTION

The undersigned member hereby revokes any proxy previously given to attend and vote at said meeting.

Please sign here: ______________________________

Date: ______________________________

This proxy form is not valid unless it is signed and dated. If someone other than the member of the Company signs this proxy form on behalf of the named member of the Company, documentation acceptable to the Chairman of the meeting must be deposited with this proxy form, authorizing the signing person to do such.
To be represented at the meeting, this proxy form must be received at the office of "Pacific Corporate Trust Company" by mail or by fax no later than forty eight ("48") hours prior to the time of the meeting. The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 and its fax number is (604) 689-8144.

1. **This Proxy is solicited by the Management of the Company.**

2. (i) ***If the member wishes to attend the meeting to vote on the resolutions in person,*** please register your attendance with the Company's scrutineers at the meeting.

   (ii) ***If the member has its securities held by its financial institution and wishes to attend the meeting to vote on the resolutions in person***, please cross off the management appointee name or names, insert the member's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form. At the meeting a vote will be taken on each of the resolutions as set out on this proxy form and the member's vote will be counted at that time.

3. ***If the member can not attend the meeting but wishes to*** vote on the resolutions, the member can ***appoint another person***, who need not be a member of the Company, to vote according to the member's instructions. To appoint someone other than the person named, please cross off the management appointee name or names and insert your appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no choice on a resolution is specified by the member, this proxy form confers discretionary authority upon the member's appointed proxyholder.

4. ***If the member can not attend the meeting but wishes to*** vote on the resolutions and to ***appoint one of the management appointees*** named, please leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. Where no choice is specified by a member on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the member had specified an affirmative vote.

5. The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the member on any ballot of a resolution that may be called for and, if the member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the nominee in its sole discretion sees fit.

6. If the member votes on the resolutions and returns the proxy form, the member may still attend the meeting and vote in person should the member later decide to do so. To attend the meeting, the member must revoke the proxy form by sending a new proxy form with the revised instructions.

THE PROXYHOLDER MAY AT HIS DISCRETION VOTE UPON ANY AMENDMENT OR VARIATION OF THE ABOVE MATTERS OR ANY OTHER MATTERS THAT MAY PROPERLY BE BROUGHT BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF. (THE SHAREHOLDER MAY REVOKE THIS DISCRETION BY PLACING HIS INITIALS IN THE SPACE PROVIDED IMMEDIATELY BELOW:)

Voting discretion denied ____________________